January 9, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (918) 583-8251

Stanley Lybarger
Chief Executive Officer
BOK Financial Corp.
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

> **Re:** **BOK Financial Corp**
> **Definitive 14A**
> **Filed March 21, 2007**
> **File No. 00-19341**

Dear Mr. Lybarger:

We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comment by January 23, 2008 or tell us by that time when you will provide us with a response. The comment requests revised disclosure in future filings and supplemental analysis, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Compensation Discussion and Analysis, page 16

1. In your response to prior comments 6 and 7, you indicate that you will not disclose the individual Net Direct Contribution targets for the prior fiscal year for each of the Named executive officers, because those targets were confidential. Please provide the staff with your analysis as to how you concluded that disclosure of the targets in the following year's proxy statement would cause competitive harm to BOK financial.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel